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 CONTACTS:

 Thomas M. Daly, Jr.           Nigel D. Muir          Investor Relations
 Roy Winnick                   Praxair, Inc.          Scott S. Cunningham
 Kekst and Company             203-837-2240           Praxair, Inc.
 212-593-2655                                         203-837-2073


                        PRAXAIR EXTENDS TENDER OFFER


DANBURY, Conn., December 15, 1995 -- Praxair, Inc. (NYSE: PX) announced today that it is extending its tender offer for CBI Industries (NYSE: CBI) at $32 net cash per share until 5:00 p.m. Eastern time on Tuesday, January 16, 1996. The offer had been scheduled to expire at 5:00 p.m. Eastern time on Friday, December 15, 1995. As of 5:00 p.m. Eastern time on Friday, December 15, 1995, 23,732,102 shares of CBI's outstanding common shares had been tendered to Praxair under the terms of its offer.

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.


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